File Pursuant to Rule 424(b)(3)
Registration No. 333-168971

APPLE REIT TEN, INC.

STICKER SUPPLEMENT TO
SUPPLEMENT NO. 1 DATED JANUARY 27, 2011
SUPPLEMENT NO. 2 DATED FEBRUARY 17, 2011
SUPPLEMENT NO. 3 DATED MARCH 17, 2011
SUPPLEMENT NO. 4 DATED APRIL 14, 2011

Supplement Nos. 1, 2, 3 and 4 to be used with
PROSPECTUS DATED JANUARY 19, 2011

Summary of Supplements to Prospectus
(See Supplements for Additional Information)

Supplement No. 1 dated January 27, 2011 provides an update on the completion of the minimum offering and the election of the board of directors included in the prospectus.

Supplement No. 2 dated February 17, 2011 reports on our execution of purchase contracts for six hotels containing a total of 713 guest rooms and that provide for a total purchase price of $113.2 million.

Supplement No. 3 dated March 17, 2011 reports on (a) the status of our best-efforts offering of Units; (b) our purchase of two hotels containing a total of 315 guest rooms for an aggregate gross purchase price of approximately $69.5 million; (c) our execution of certain purchase contracts that relate to two hotels containing a total of 213 guest rooms and that provide for an aggregate gross purchase price of approximately $27.5 million; (d) the termination of one purchase contract; (e) financial and operating information for our recently purchased hotels; and (f) our recent audited financial information as of December 31, 2010 and for the period then ended and certain additional information about us.

Supplement No. 4 dated April 14, 2011 reports on (a) the status of our best-efforts offering of Units; (b) our purchase of two hotels containing a total of 185 guest rooms for an aggregate gross purchase price of approximately $20.5 million; (c) our execution of certain purchase contracts that relate to 13 hotels containing a total of 1,396 guest rooms and that provide for an aggregate gross purchase price of approximately $152.0 million; and (d) financial and operating information for our recently purchased hotels.

As of January 27, 2011, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100 million and proceeds net of selling commissions and marketing expenses of $90 million. Each Unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11 per Unit in accordance with the prospectus.

As of March 31, 2011, we had closed on the sale of 12,813,759 additional Units at $11 per Unit and from such sale we raised gross proceeds of approximately $141.0 million and proceeds net of selling commissions and marketing expenses of approximately $126.9 million. Sales of all Units at $10.50 per Unit and $11.00 per Unit, when combined, represent gross proceeds of approximately $241.0 million and proceeds net of selling commissions and marketing expenses of approximately $216.9 million.

In connection with our hotel purchases to date, we paid a total of approximately $1.8 million, representing 2% of the aggregate gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer.